Exhibit 99.1

For immediate release

Sify appoints Kamal Nath as Chief Executive Officer

Chennai, Thursday, August 16, 2012: Sify Technologies Limited (NASDAQ Global Markets: SIFY), a leader in Managed Enterprise, Network and IT Services in India with growing global delivery capabilities, announced the appointment of Mr. Kamal Nath as Chief Executive Officer.

Commenting on his appointment, Mr. Raju Vegesna, Chairman & Managing Director, said “Kamal has led various transformational engagements with large enterprises, incubated business lines, created innovative business models and promoted entrepreneurial decision-making. His knowledge of Systems Integration Services, IT Infrastructure Management Services, Technology Integration Services & Strategic Outsourcing will be vital to achieving the next phase of growth for Sify.”

Kamal will lead the team that will help realize Sify 3.0; the vision to make Sify Technologies a Services and Solutions leader.

Kamal was a Founder Member of HCL Comnet, the Infrastructure Services division of HCL Tech and has been a key member of HCL Tech’s growth story over the years. In his 17 year career at HCL Tech, he had front-ended engagements with customers of various verticals encompassing BFSI, Public Services, Energy & Utilities, Large Enterprises, Manufacturing and Retail.

About Sify Technologies

Sify is among the largest integrated Managed Network, IT and Software services companies in India, offering end-to-end solutions with a comprehensive range of products delivered over a common telecom data network infrastructure reaching more than 850 cities and towns in India.

A significant part of the company’s revenue is derived from Corporate Enterprise Services, which include Network and IT services, Connectivity, Security, Network management services, Enterprise applications, Hosting and Remote Infrastructure Management Services. A varied product portfolio at multiple price points allows Sify to also cater to the burgeoning demands of the SMB/SOHO community and the retail consumer; much of it on the cloud platform.

Sify is a recognized ISO 9001:2008 certified service provider for network operations, data center operations and customer support, and for provisioning of VPNs, Internet bandwidth, VoIP solutions and integrated security solutions, and ISO / IEC 20000 - 1:2005 and ISO/IEC 27001:2005 certified for Internet Data Center operations. Sify has also built a credible reputation in the emerging Cloud Computing market and is today, regarded as a domain expert. Sify has licenses to operate NLD (National Long Distance) and ILD (International Long Distance) services and offers VoIP backhaul to long distance subscriber telephony services. With the Sify Cable landing station and the partnerships inked with several cable companies globally, Sify in present in almost all the spheres of the ICT eco system.

The company has an expanding base of Managed Services customers, both in India and overseas, and is also India’s first enterprise managed services provider to launch a Security Operations Center (SOC) to deliver managed security services.

Sify Software develops applications and offers services to improve business efficiencies of its current clients and prospective client bases. Sify also offers services in the specialized domains of eLearning for-profit, not-for-profit and government institutions both in India and globally. The business also operates two of the most popular portals in India, Sify.com and Samachar.com.

For more information about Sify, visit www.sifycorp.com.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements contained herein are subject to risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Sify undertakes no duty to update any forward-looking statements.

For a discussion of the risks associated with Sify’s business, please see the discussion under the caption “Risk Factors” in the company’s Annual Report on Form 20-F for the year ended March 31, 2012, which has been filed with the United States Securities and Exchange Commission and is available by accessing the database maintained by the SEC at www.sec.gov, and Sify’s other reports filed with the SEC.

For further information, please contact

Sify Technologies Limited	Grayling Investor Relations

Mr. Praveen Krishna Investor Relations & Corporate Communications +91 44 22540777 (extn.2055)	Ms. Trúc Nguyen (ext. 418) Mr. Christopher Chu (ext. 426) +1-646-284-9400

praveen.krishna@sifycorp.com	truc.nguyen@grayling.com

christopher.chu@grayling.com